Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2006

James H. Bloem
Chief Financial Officer
Humana, Inc.
500 West Main Street
Louisville, KY 40202

      Re: Humana, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 3, 2006
             File No. 001-05975

Dear Mr. Bloem:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Branch Chief